

February 23, 2015

Via E-mail
Mr. Nicholas Swenson
Groveland Group
3033 Excelsior Blvd
Suite 560
Minneapolis, MN 55416

> **Re: Biglari Holdings Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2015 by Nicholas J. Swenson, Groveland Master**
> **Fund Ltd. and Groveland Capital LLC**
> **File No. 000-08445**

Dear Mr. Swenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include a cover page in the form set forth in Schedule 14A. See Exchange Act Rule 14a-6(m). In addition, please include all of the participants' names as filing persons on the cover page.

2.   Where you cite to "SEC filings" for quoted language, please provide a more specific cite to the relevant SEC filing.

3.   Please revise to clarify whether you are using Consolidated SG&A for purposes of the peer group comparisons on page 8.

4.   With a view toward revised disclosure, please advise us how Mr. Biglari personally allocates company assets to the Lion Funds, as disclosed on pages 10 and 13.

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide us support for the following statements or assertions:

- "Yet the board of directors, *without any shareholder input*, indirectly approved increasing the benefits to Mr. Biglari as result of BH selling BCC back to Mr. Biglari in 2013." (emphasis added)

- "We believe our actions will generate substantial savings and begin to slow or reverse the ongoing deterioration in shareholder value."

Meeting Details and Proxy Materials, page 19

6.   Please advise us, with a view toward revised disclosure, the method by which the proxy statement will be disseminated to record and beneficial owners. Specifically address whether or not the disclosure in this section is intended to communicate that the Groveland Group is attempting to rely upon Exchange Act Rule 14a-16 for purposes of electronically disseminating its proxy statement.

Our Nominees, page 22

7.   Please disclose the age of each nominee. See Item 401(a) of Regulation S-K.

8.   Please provide a description of the business experience of each nominee in accordance with Item 401(e)(1) of Regulation S-K, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on during the past five years.

9.   Please clarify the employment history for each nominee by adding dates of employment.

10.   Please specify the directorships held by Mr. Swenson, including any held during the past five years. See Item 401(e)(2) of Regulation S-K.

Voting and Proxy Procedures, page 26

11.   In light of your disclosure that broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum and that the vote required for proposals 2 and 3 is the affirmative vote of a majority of common stock present in person or represented

by proxy at the meeting, please explain to us how broker non-votes will have no effect on the outcome of the vote on proposals 2 and 3.

12. Your disclosure indicates that brokers that do not receive instructions from the beneficial owners of shares of common stock will be entitled to vote on the proposal to ratify the appointment of the company's independent registered public accounting firm for the 2015 fiscal year. It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

Other Matters, page 30

13. It appears you intend to rely on Exchange Act Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Peter D. Fetzer, Esq.
        Foley & Lardner LLP